Exhibit 99.1

(TRANSLATION)

[Please note that the following purports to be a translation from the Japanese original Notice of Convocation of the Extraordinary General Meeting of Shareholders of Nisshin Steel Co., Ltd. prepared only for the convenience of shareholders outside Japan with voting rights. Therefore, in the case of any discrepancy between this translation and the Japanese original, the latter shall prevail. Please also be advised that certain expressions regarding voting procedures for domestic shareholders that are not applicable to the aforesaid shareholders are intentionally omitted or modified to avoid confusion.]

(Securities Code 5413)

November [●], 2018

To Our Shareholders:

4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

Nisshin Steel Co., Ltd.

Kinya Yanagawa

Representative Director and President & Chief Executive Officer

NOTICE OF CONVOCATION OF

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Nisshin Steel Co., Ltd. (the “Company”). The meeting will be held as described below.

If you are unable to attend the aforesaid meeting in person, please take necessary steps to exercise your voting rights in either way as stated below, by 5:00 p.m. of [●] [●], 2018 (●) (JST) upon examination of the following matters that can be reviewed in the attached “Reference Documents for General Meeting of Shareholders.”

[In case of exercising voting rights by mail]

Please return the enclosed Voting Form to the Company so as to be delivered by the time limit for exercising voting rights after kindly indicating your approval or disapproval for each matter for resolution.

[In case of exercising voting rights via the Internet]

When exercising your voting rights via the Internet, please access the designated website (https://evote.tr.mufg.jp/) from your personal computer, smart phone or mobile phone. Then, please follow the instructions appearing on the screen and indicate your approval or disapproval for each matter by using the exercise code and temporary password that are shown in the enclosed Voting Form.

PARTICULARS

1. Date and Time of the Meeting:	5:00 p.m. of [●] [●], 2018 (●) (JST)

2. Place of the Meeting:	“Maru-Biru Hall” at the 7th floor of Marunouchi Building 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

3. Purpose of the Meeting:
Matters to be resolved:
Item of Business:	Approval of the Share Exchange Agreement between the Company and Nippon Steel & Sumitomo Metal Corporation

4. Matters related to Exercise of Voting Rights

(1) Matters related to disclosure on the website:

With respect to “Item of Business: Approval of Share Exchange Agreement between the Company and Nippon Steel & Sumitomo Metal Corporation” in the Reference Documents for General Meeting of Shareholders, “NSSMC’s Financial Statements and Other Information Regarding the Most Recent Business Year” are presented on the website of the Company (http://www.nisshin-steel.co.jp/) pursuant to the laws and ordinances and Article 15 of the Articles of Incorporation of the Company, and are not stated in the attachment of this notice.

(2) Handling of exercise of voting rights without indicating approval or disapproval:

In case of exercising voting rights without indicating approval or disapproval for Item of Business, it shall be treated as a vote for approval.

(3) Handling of voting rights exercised twice or more times:

If voting rights are exercised by both mail and via the Internet, only the vote registered via the Internet shall be recognized as valid.

Also, in case of exercising voting rights via the Internet twice or more, only the last vote shall be recognized as valid. If voting rights are exercised by a personal computer, a smart phone or a mobile phone, only the last vote shall be recognized as valid.

End

•	When you attend the General Meeting of Shareholders in person, please submit the enclosed Voting Form at the reception desk on the day of the meeting.

•	If any amendment is made to the Reference Documents for General Meeting of Shareholders, the amended version shall be posed in the Company’s website (http://www.nisshin-steel.co.jp/).

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Matters to be resolved and matters of reference

Item of Business	Approval of the Share Exchange Agreement between the Company and Nippon Steel & Sumitomo Metal Corporation

Nisshin Steel Co., Ltd. (“Nisshin Steel” or the “Company”) and Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) resolved at their respective board of directors’ meetings held on May 16, 2018 to conduct a share exchange effective as of January 1, 2019 wherein NSSMC will become a wholly owning parent company and Nisshin Steel will become a wholly owned subsidiary (the “Share Exchange”), making Nisshin Steel a wholly owned subsidiary of NSSMC (the “Conversion into a Wholly Owned Subsidiary”). Nisshin Steel and NSSMC entered into a share exchange agreement regarding the Share Exchange on May 16, 2018 (the “Share Exchange Agreement”).

This Item of Business is to ask for shareholder approval of the Share Exchange Agreement. The reasons for the Share Exchange, the details of the Share Exchange and other matters on this Item of Business are as follows.

After this Item of Business being approved, prior to the effective date of the Share Exchange, common shares of Nisshin Steel will be delisted from the First Section of Tokyo Stock Exchange, Inc. (the “TSE”) on December 26, 2018 (the last day of trading will be December 25, 2018).

1. Reasons for the Share Exchange

NSSMC was formed in October 2012 through the business integration of Nippon Steel Corporation (established in 1950) and Sumitomo Metal Industries, Ltd. (established in 1949). Since its formation, NSSMC has strived to become the “Best Steelmaker with World-Leading Capabilities” and has taken measures to reduce costs by combining the technologies of the two former companies and improving efficiency as a result of the business integration, to integrate facilities, to invest in downstream processes overseas, and to integrate and reorganize its group companies. Through these measures, NSSMC has constantly generated synergy effects.

Nisshin Steel was established in April 2014 through the merger of Nisshin Steel Holdings Co., Ltd. (established in 2012), the former Nisshin Steel Co., Ltd. (established in 1959), and Nippon Metal Industry Co., Ltd. (established in 1932). Nisshin Steel specializes in coated steel sheets, special steel and stainless steel and has received high evaluations from its markets for distinctive product groups and meticulous development marketing in line with customer needs, together with its MOONSTAR corporate symbol. In addition, since the establishment of Nisshin Steel Holdings Co., Ltd., Nisshin Steel has implemented the measures, including enhancing business competitiveness by reducing costs, ensuring multi-stratified earnings through core products strategies, and creating new markets by deepening customer-centrism, and has achieved certain positive results.

In March 2017, NSSMC successfully made Nisshin Steel its subsidiary (the “Conversion into a Subsidiary”), in order to provide better products, technologies and services to consumers in and outside Japan, build cost competitiveness to survive global competition and build strong finances through efficient utilization of funds and assets, thereby facilitating various measures to maximize corporate value and creating synergies.

Since the Conversion into a Subsidiary, Nisshin Steel and NSSMC have constantly realized synergistic effects through the mutual utilization of their management resources and deepening of their sales alliance and optimization of their production system by using technological advancement and flexible merchandizing at a global top level, cost competitiveness and global responsiveness focusing on steel scrap, which are the strengths of NSSMC, and customer and market responsiveness through attentive business development based on consumer needs, which are the strengths of Nisshin Steel.

The two companies recognize that, while global demands for steel products are expected to constantly expand in the long run, the environment surrounding the steel-making industry is at a turning point for long-term and structural changes, exemplified by: changes in the steel supply-demand structure such as domestic depopulation, movements toward protectionism, a shift to domestic production by emerging countries; changes in social and industrial structures such as rapid progress of IT, increased needs of auto-manufacturers for lighter and stronger vehicle bodies, the spread of cars powered by new and alternative sources of energy, such as electric vehicles, and automated driving; and expectation from companies for measures toward the realization of a sustainable society.

Under these circumstances, in order to respond to the future business environment surrounding the ordinal steel and stainless steel industries, Nisshin Steel and NSSMC reached the conclusion that it would be necessary to enhance their respective strengths and realize the maximum effects of synergies at an early stage by accelerating the mutual utilization of management resources and further promoting alliances within the NSSMC group, and agreed to conduct the Conversion into a Wholly Owned Subsidiary. NSSMC believes that the Conversion into a Wholly Owned Subsidiary will enable it to more speedily enact intercompany measures including those for pursuit of an optimized production system and business restructuring of its group companies in a more expeditious and flexible manner in line with the changes in the business environment, without creating concern for conflict between the shareholders of each company. Nisshin Steel is also convinced that, by becoming a wholly owned subsidiary of NSSMC, it will be able to further show the strength of its customer and market responsiveness, and reinforce its brand power, which has been built under customer-centric principles through the promotion of its alliances within the NSSMC group, because the Conversion into a Wholly Owned Subsidiary will allow Nisshin Steel to make the most of the NSSMC group’s management resources, and that this will contribute to the improvement of Nisshin Steel’s corporate value.

2. Details of the Share Exchange Agreement

The details of the Share Exchange Agreement are as indicated in a copy of the Share Exchange Agreement shown below:

SHARE EXCHANGE AGREEMENT (Copy)

This Share Exchange Agreement (this “Agreement”) is entered into between Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) and Nisshin Steel Co., Ltd. (“Nisshin Steel”) on May 16, 2018 (the “Execution Date”), as follows.

Article 1. (Share Exchange)

As prescribed in this Agreement, NSSMC and Nisshin Steel shall effect a share exchange under which NSSMC will be the wholly-owning parent company and Nisshin Steel will be the wholly-owned subsidiary company (the “Share Exchange”).

Article 2. (Trade Name and Address)

The trade names and addresses of NSSMC and Nisshin Steel shall be as follows:

(1)	NSSMC (Wholly-owning parent company)

Trade name:	Nippon Steel & Sumitomo Metal Corporation

Address:	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

(2)	Nisshin Steel (Wholly-owned subsidiary company)

Trade name:	Nisshin Steel Co., Ltd.

Address:	4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

Article 3.	(Number of Shares to be Delivered in the Share Exchange and Matters Regarding Allocation of Shares)

1.

Upon the Share Exchange, NSSMC shall deliver the number of shares obtained by multiplying the total number of Nisshin Steel shares (excluding those held by NSSMC) at the point in time immediately before NSSMC acquires all issued shares in Nisshin Steel under the Share Exchange (the “Base Point”) by 0.71, and allocate them to each shareholder of Nisshin Steel at the Base Point (excluding NSSMC).

2.

Upon the Share Exchange, NSSMC shall allocate to each shareholder of Nisshin Steel at the Base Point (excluding NSSMC) Nisshin Steel shares held by it in the ratio of 0.71 NSSMC shares for one Nisshin Steel share.

3.

If there are any fractions of less than one share of NSSMC common stock that NSSMC will allocate to shareholders of Nisshin Steel pursuant to the preceding two paragraphs, NSSMC shall treat them in accordance with Article 234 of the Companies Act and the provisions of other relevant laws and regulations.

Article	4. (Matters Regarding Amounts of Stated Capital and the Reserves of NSSMC)

The increase in the amounts of stated capital, capital reserves and retained earnings reserves of NSSMC that take place due to the Share Exchange are set forth below. However, whenever necessary, NSSMC and Nisshin Steel may change these amounts upon agreement between them through mutual consultation.

(1)	Stated capital:	0 yen

(2)	Capital reserves:	the minimum amount required by laws and regulations

(3)	Retained earnings reserves:	0 yen

Article	5. (Effective Date)

The effective date (meaning the day when the Share Exchange will take effect) shall be January 1, 2019. However, if necessary, NSSMC and Nisshin Steel may change the effective date upon agreement between them through mutual consultation.

Article 6. (Amendment to and Termination of the Agreement)

If, during the period beginning on the Execution Date and running through the effective date, any material change in the financial condition or operating results of NSSMC or Nisshin Steel occurs or is identified, any event materially impeding the effectuation of the Share Exchange in accordance with this Agreement occurs or is identified, or it becomes otherwise difficult to achieve the purpose of the Share Exchange, NSSMC and Nisshin Steel may amend or terminate this Agreement upon mutual agreement through good faith consultation.

Article 7. (Matters for Consultation)

NSSMC and Nisshin Steel shall resolve any matter not provided herein or any doubt about the interpretation hereof in accordance with the purpose of this Agreement, through good faith consultation between them.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate by affixing their respective signatures or names and seals thereto and shall each retain one (1) copy.

May 16, 2018

NSSMC:

6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Nippon Steel & Sumitomo Metal Corporation
Representative Director and President
Kosei Shindo (Signature)

Nisshin Steel:

4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
Nisshin Steel Co., Ltd.
President & CEO and Representative Director
Kinya Yanagawa (Signature)

3. Appropriateness of the Exchange Consideration

(1) Appropriateness of Total Amount of the Exchange Consideration

(i) Allotment in the Share Exchange

	NSSMC (Wholly owning parent company in share exchange)	Nisshin Steel (Wholly owned subsidiary in share exchange)
Allocation ratio in the Share Exchange	1	0.71

(Note	1) Share allocation ratio

0.71 common shares of NSSMC will be allocated and delivered against one common share of Nisshin Steel; however, 56,020,563 common shares of Nisshin Steel held by NSSMC (as of May 16, 2018) will not be allocated in the Share Exchange.

(Note	2) Number of NSSMC shares to be delivered in the Share Exchange

NSSMC will allocate and deliver 38,161,032 common shares of NSSMC stock through the Share Exchange; however, the common shares to be delivered will be sourced from treasury shares held by it (66,436,595 shares as of March 31, 2018), and no new shares will be issued.

Nisshin Steel will, by a resolution at the board of directors’ meeting to be held on a date on or before to the day preceding the effective date of the Share Exchange, cancel all of the treasury shares held by it (including the treasury shares to be acquired through the purchase of such shares upon a share purchase request of any dissenting shareholder to be exercised in relation to the Share Exchange pursuant to Article 785, paragraph 1 of the Companies Act) at the time immediately before NSSMC’s acquisition of all the issued shares of Nisshin Steel in the Share Exchange (excluding the common shares of Nisshin Steel held by NSSMC). Therefore, regarding the number of common shares (38,161,032 shares) to be allocated and delivered in the Share Exchange above, common shares of NSSMC are not supposed to be allocated and delivered to the treasury shares held by Nisshin Steel (75,427 shares as of March 31, 2018). Additionally, the number of said common shares (38,161,032 shares) is subject to change due to acquisition or cancellation by Nisshin Steel of its treasury shares.

(Note	3) Handling of shares comprising less than one unit

Upon the Share Exchange, it is expected that there will be Nisshin Steel shareholders who thereafter hold shares comprising less than one unit (less than 100 shares) of NSSMC. In particular, Nisshin Steel shareholders who hold less than 141 Nisshin Steel shares are expected to hold less than one unit of NSSMC shares. Although it is impossible to sell such shares comprising less than one unit on a financial instruments exchange market, the shareholders expected to hold shares of less than one unit of NSSMC may use the following schemes for NSSMC shares on and after the effective date of the Share Exchange:

(i)	Scheme for requesting purchase by NSSMC of shares comprising less than one unit (sale of less than 100 shares)

This is a scheme where shareholders holding shares comprising less than one unit of NSSMC may request that NSSMC purchase back such shares held by respective shareholders pursuant to Article 192 and other provisions of the Companies Act.

(ii)	Scheme for requesting sale by NSSMC of shares comprising less than one unit (additional purchase up to 100 shares)

This is a scheme where shareholders holding shares comprising less than one unit of NSSMC may request that NSSMC sell its common shares in the number constituting one unit share (100 shares) together with their respective shares, and may purchase the same from NSSMC pursuant to Article 194 of the Companies Act, the Articles of Incorporation of NSSMC and other documents.

(Note	4) Handling of fractions less than one share

As a result of the Share Exchange, if there are fractions of less than one common share of NSSMC, NSSMC will sell such fractions in a lump sum and deliver the sales proceeds thereof to shareholders of Nisshin Steel proportional to their holding ratio of such fractions pursuant to Article 234 of the Companies Act and other relevant laws.

(ii) Basis for Particulars of Allotment of Shares Relating to the Share Exchange

(a) Basis and Reasons for Particulars of Allotment of Shares

In order to ensure the fairness and reasonableness of the calculation of the share allocation ratio (the “Share Exchange Ratio”) to be used in the Share Exchange and stated in “(i) Allotment in the Share Exchange” above, Nisshin Steel and NSSMC agreed to ask third-party valuation organizations independent of both companies to calculate the Share Exchange Ratio. NSSMC appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and Nisshin Steel appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) to be their respective third-party valuation organizations.

Nisshin Steel and NSSMC deliberated based on the results of their respective due diligence investigations into the other company, making reference to the calculation result of the Share Exchange Ratio submitted by their respective third-party valuation organizations, and engaged in repeated negotiations and consultations, comprehensively taking into account such factors as financial conditions, asset conditions and the future prospects of Nisshin Steel and NSSMC. As a result, Nisshin Steel and NSSMC reached the conclusion that the Share Exchange Ratio is reasonable and not detrimental to the interests of their respective shareholders. Therefore, Nisshin Steel and NSSMC resolved at their respective board of directors’ meetings held on May 16, 2018 to execute the Share Exchange Agreement between them to conduct the Share Exchange using the Share Exchange Ratio.

If there is any material change in the conditions used as a basis for the calculation, the Share Exchange Ratio is subject to change upon mutual consultation between the companies.

(b) Matters Regarding Valuation

(A) Name of Valuation Organizations and Relationship with Listed Companies

Nomura Securities, a third-party valuation organization retained by NSSMC, and Mitsubishi UFJ Morgan Stanley Securities, a third-party valuation organization retained by Nisshin Steel, are valuation organizations independent of NSSMC and Nisshin Steel, are not related parties of NSSMC and Nisshin Steel and have no material interest in the Share Exchange to be noted.

(B) Outline of Valuation

(Nomura Securities)

For NSSMC, Nomura Securities made calculations using a market share price analysis because NSSMC is listed on a financial instruments exchange and its market share price exists.

For Nisshin Steel, Nomura Securities made calculations using (i) a market share price analysis because Nisshin Steel is listed on a financial instruments exchange and its market share price exists, (ii) a comparable company analysis because there are several listed companies comparable to Nisshin Steel and thus its share value can be analogized under the comparable company analysis, and (iii) a discounted cash flow method (the “DCF Method”) in order to reflect Nisshin Steel’s future business activities into the valuation.

The ranges of Nisshin Steel’s share values are as follows, where the per-share value of NSSMC’s shares is assumed to be 1 under each valuation method:

Calculation Result of the Share Exchange Ratio
Market Share Price Analysis	0.57 - 0.60
Comparable Company Analysis	0.50 - 0.63
DCF Method	0.35 - 0.87

Under the market share price analysis, using May 15, 2018 as the reference date, and making reference to the closing price on the TSE on the reference date, the simple averages of the closing price for the one week, one month, three months, and six months immediately preceding the reference date were applied.

When calculating the above share exchange ratios, Nomura Securities used information which was provided by both companies or was publicly available, assumed that all of those materials and information are accurate and complete, and has not independently verified their accuracy and completeness. Moreover, Nomura Securities has not independently evaluated, appraised, or assessed the assets or liabilities (including financial derivatives, off-the-book assets and liabilities, and other contingent liabilities) of both companies and their affiliates, including analysis and valuation of each individual asset and liability, nor has it requested appraisal or assessment from any third-party organization. Nomura Securities reflected the information and economic conditions up to May 15, 2018 in its calculation of the share exchange ratio, and assumed that NSSMC’s management team had reasonably examined or prepared Nisshin Steel’s financial forecast (including profit planning and other information) based on the best estimates and judgments currently available.

Under Nisshin Steel’s future financial forecasts, which Nomura Securities has used as the basis of its calculation under the DCF Method, a substantial increase in operating profit is expected for FY2020, which increase will be by 30 percent or more, compared to FY2019. This expectation is mainly due to maximization of its synergy with the NSSMC group and business structure reforms utilizing the group’s technologies and know-how following the Conversion into a Subsidiary in March 2017, as well as advancement of its core product strategy through reviewing its core product group and enhancing branding, and advancement of a CS (customer satisfaction) pursuit strategy as part of strengthening of the value chain. Note that such financial forecasts are not premised on the presumption that the Share Exchange will be conducted.

As stated in “(3)(i) Measures to Ensure Fairness” below, NSSMC obtained a fairness opinion dated May 15, 2018 from Nomura Securities to the effect that the agreed Share Exchange Ratio is reasonable to NSSMC from a financial viewpoint subject to the above conditions precedent and other certain conditions.

(Mitsubishi UFJ Morgan Stanley Securities)

For NSSMC, Mitsubishi UFJ Morgan Stanley Securities made calculations using a market share price analysis based on its judgment that common shares of NSSMC are listed on the First Section of the TSE, NSSMC’s aggregate market value is significantly high compared with that of Nisshin Steel, and the market liquidity of NSSMC shares is high; thus, when calculating the value of NSSMC shares as consideration for the Share Exchange, it would obtain sufficiently fair results under the market share price analysis.

For Nisshin Steel, Mitsubishi UFJ Morgan Stanley Securities made calculations using (i) a market share price analysis because its shares are listed on a financial instruments exchange and their market share prices exist, (ii) a comparable company analysis because there are several listed companies comparable to Nisshin Steel and thus its share value can be analogized under the comparable company analysis, and (iii) a discounted cash flow analysis (the “DCF Analysis”) in order to reflect Nisshin Steel’s future business activities into the valuation.

The ranges of Nisshin Steel’s share values are as follows, where the per-share value of NSSMC’s shares is assumed to be 1 under each valuation method:

Calculation Result of the Share Exchange Ratio
Market Share Price Analysis	0.57 - 0.60
Comparable Company Analysis	0.43 - 0.64
DCF Analysis	0.57 - 0.79

Under the market share price analysis, for both companies, using May 15, 2018 as the reference date, and making reference to the closing price of each company’s shares on the First Section of TSE on the reference date, the simple averages of the closing price on each business day for the one month, three months, and six months immediately preceding the reference date were applied.

Under the comparable company analysis, the value of Nisshin Steel shares was calculated in the following manner. JFE Holdings, Inc., Kobe Steel, Ltd., Hitachi Metals, Ltd., Daido Steel Co., Ltd., Sanyo Special Steel Co., Ltd., ArcelorMittal S.A., Baoshan Iron & Steel Co., Ltd., Posco Co., Ltd., Nucor Corporation, thyssenkrupp AG, Novolipetsk Steel PJSC, voestalpine AG, Tata Steel Ltd., Hyundai Steel Company, Gerdau S.A., United States Steel Corporation, and Steel Authority of India Ltd. were chosen as listed companies analogous to Nisshin Steel, taking into consideration their analogousness in terms of type of businesses undertaken, profits and losses, condition of financial affairs, and an EBITDA multiple of 5.75 times to 6.25 times, and a PER multiple of 9.75 times to 10.25 times were used to calculate the value of Nisshin Steel’s shares. Based on the results of that calculation, the share exchange ratio was calculated to range from 0.43 to 0.64.

Under the DCF Analysis, the enterprise value of Nisshin Steel was calculated by discounting the future free cash flow based on the financial forecasts prepared by Nisshin Steel at a certain discount rate to the present value. The going concern value under the DCF Method was calculated using the perpetuity growth rate method and the multiple method. A discount rate of 5.00% to 5.50% was used. Further, a perpetuity growth rate of -0.25% to 0.25% was used, and under the multiple method, an EBITDA multiple of 5.75 times to 6.75 times was used. Based on the results above, the share exchange ratio was calculated to range from 0.57 to 0.79.

Under Nisshin Steel’s financial forecasts, which were used by Mitsubishi UFJ Morgan Stanley Securities as a base to calculate the share exchange ratio, a substantial increase in operating profit is expected for FY2019 and FY2020, which increase will be by 30 percent or more, compared to the previous year. This expectation is mainly due to maximization of its synergy with the NSSMC group and business structure reforms utilizing the group’s technologies and know-how following the Conversion into a Subsidiary in March 2017, as well as advancement of its core product strategy through reviewing its core product group and enhancing branding, and advancement of a CS (customer satisfaction) pursuit strategy as part of strengthening of the value chain. Note that such financial forecasts are not premised on the presumption that the Share Exchange will be conducted.

(Note)

The analysis by Mitsubishi UFJ Morgan Stanley Securities, and in particular, analysis of the share exchange ratio which is the basis of that analysis, is addressed to Nisshin Steel’s board of directors for informational purposes only. Such analysis is not a financial opinion or recommendation by Mitsubishi UFJ Morgan Stanley Securities or any of its affiliates and does not constitute an opinion or recommendation to any shareholders of Nisshin Steel or NSSMC as to how such shareholders should exercise their voting rights or otherwise act with respect to any shareholders meetings regarding the Share Exchange.

In performing its analysis, Mitsubishi UFJ Morgan Stanley Securities has assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Nisshin Steel or NSSMC as an appropriate basis for its analysis. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Share Exchange, Mitsubishi UFJ Morgan Stanley Securities has assumed that they have been reasonably prepared by the management of Nisshin Steel to reflect the best estimates and judgments available at present regarding the future financial performance of Nisshin Steel. Mitsubishi UFJ Morgan Stanley Securities has not made any independent valuation or appraisal of the assets or liabilities of Nisshin Steel or NSSMC. The analysis by Mitsubishi UFJ Morgan Stanley Securities is necessarily based on financial, economic, exchanges, market and other conditions as in effect on, and the information made available to Mitsubishi UFJ Morgan Stanley Securities as of, the reference date for its valuation report regarding the share exchange ratio. Events occurring after such date may affect the analysis and the assumptions used in preparing it, and Mitsubishi UFJ Morgan Stanley Securities does not assume any obligation to update, revise or reaffirm the report and its analysis.

The preparation of a valuation report regarding the share exchange ratio and the analysis forming the basis thereof is a complex process and is not necessarily susceptible to a partial analysis or summary description. The range of valuations resulting from any particular analysis described therein should not be taken to be an assertion by Mitsubishi UFJ Morgan Stanley Securities’ of the actual value of Nisshin Steel or NSSMC.

Mitsubishi UFJ Morgan Stanley Securities has acted as financial advisor to Nisshin Steel in connection with the Share Exchange and will receive a fee for its services, a portion of which is contingent upon the closing of the Share Exchange.

(2) Reasons for Choosing Common Shares of NSSMC as Exchange Consideration

The Company and NSSMC have chosen common shares of NSSMC, the wholly-owning parent company in the Share Exchange, as the exchange consideration for the Share Exchange. The Company has decided that the common shares of NSSMC will be appropriate exchange consideration, taking into account that (i) since the shares of NSSMC are listed on the TSE, the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Stock Exchange, the common shares of NSSMC will continue to be highly liquid, thereby ensuring trading opportunities; and (ii) shareholders of the Company will be able to enjoy the benefit of the integration effect of the Share Exchange by receiving common shares of NSSMC, the wholly-owning parent company.

(3) Matters Considered to Avoid Harming the Interests of the Company’s Shareholders other than NSSMC

(i) Measures to Ensure Fairness

Since NSSMC is already the controlling shareholder of Nisshin Steel, holding 51.27% of the voting rights of Nisshin Steel, both NSSMC and Nisshin Steel have taken the following measures in order to ensure the fairness of the Share Exchange:

(a) Receipt of Valuation Reports from Independent Third-party Valuation Organizations

NSSMC appointed Nomura Securities as its third-party valuation organization and obtained a valuation report regarding the Share Exchange Ratio dated May 15, 2018 from Nomura Securities. For the overview of the valuation report, please refer to “(1)(ii)(b) Matters Regarding Valuation” above. NSSMC also obtained a fairness opinion dated May 15, 2018 from Nomura Securities to the effect that the Share Exchange Ratio is reasonable to NSSMC from a financial viewpoint subject to the conditions precedent stated in “(1)(ii)(b) Matters Regarding Valuation” above and other certain conditions.

On the other hand, Nisshin Steel appointed Mitsubishi UFJ Morgan Stanley Securities as a third-party valuation organization and obtained a valuation report regarding the Share Exchange Ratio dated May 16, 2018 from Mitsubishi UFJ Morgan Stanley Securities. For the overview of the valuation report, please refer to “(1)(ii)(b) Matters Regarding Valuation” above. Nisshin Steel did not obtain a fairness opinion from Mitsubishi UFJ Morgan Stanley Securities to the effect that the Share Exchange Ratio is reasonable to Nisshin Steel from a financial viewpoint.

(b) Advice from Independent Law Firms

As legal advisors regarding the Share Exchange, NSSMC appointed Nishimura & Asahi and Nisshin Steel appointed Nomura & Partners. NSSMC and Nisshin Steel respectively received legal advice regarding the decision-making method and process of the board of directors, including the procedures for the Share Exchange. Both Nishimura & Asahi and Nomura & Partners are independent of both NSSMC and Nisshin Steel and have no material interest in either NSSMC or Nisshin Steel.

(ii) Measures to Avoid Conflicts of Interest

Since NSSMC is already the controlling shareholder of Nisshin Steel, holding 51.27% of the voting rights of Nisshin Steel, Nisshin Steel has taken the following measures to avoid conflicts of interest.

(a) Unanimous Approval of Directors and Audit & Supervisory Board Members (other than the interested audit & supervisory board member) of Nisshin Steel

At the board of directors’ meeting of Nisshin Steel held today, with all directors in attendance, the proposed resolution regarding the Share Exchange Agreement was adopted with unanimous approval of the directors in attendance.

All audit & supervisory board members (excluding Mr. Manabu Uehara, who is an NSSMC employee) participated in deliberations at the board of directors’ meeting mentioned above and expressed that they did not object to the resolution mentioned above.

In order to avoid conflicts of interest regarding the Share Exchange, Mr. Manabu Uehara, mentioned above, did not participate in the deliberations regarding the Share Exchange and did not express an opinion regarding the Share Exchange at the board of directors’ meetings of Nisshin Steel.

(b) Obtaining a Report from a Disinterested Third-Party Committee at Nisshin Steel

In order to prevent the Share Exchange from being conducted on conditions disadvantageous to Nisshin Steel’s minority shareholders, on March 2, 2018, Nisshin Steel established a third-party committee (the “Third-Party Committee”) consisting of three members, namely, Mr. Yoshihide

Hirowatari (CPA, Representative Director of AGS Consulting Co., Ltd.) who is an independent external expert having no interest in NSSMC, the controlling shareholder of Nisshin Steel; Mr. Isao Endo, outside and independent director of Nisshin Steel; and Mr. Tatsu Katayama, outside and independent audit & supervisory board members of Nisshin Steel. When examining the Share Exchange, Nisshin Steel asked the Third-Party Committee to provide advice as to (i) whether the purpose of the Share Exchange is reasonable, (ii) whether fairness is maintained in the procedures for the Share Exchange (i.e., background leading to appointment of valuation organizations regarding the Share Exchange Ratio, involvement of outside directors or outside audit & supervisory board members in the decision-making process), (iii) whether the terms and conditions for the Share Exchange are fair and reasonable, and (iv) whether the Share Exchange is not disadvantageous to Nisshin Steel minority shareholders considering (i) to (iii) above.

The Third-Party Committee held five meetings in total from March 20, 2018 to May 14, 2018, collected information and consulted from time to time when necessary, and deliberated regarding the matters requested for advice mentioned above. Upon such deliberation, the Third-Party Committee received explanations (a) respectively from Nisshin Steel and NSSMC about the purpose of the Share Exchange, and background leading to the Share Exchange; (b) from Mitsubishi UFJ Morgan Stanley Securities about the valuation of the Share Exchange Ratio; and (c) from Nisshin Steel about its decision-making method and process regarding the Share Exchange.

As a result of the deliberation based on the valuation report regarding the Share Exchange Ratio prepared by Mitsubishi UFJ Morgan Stanley Securities and other various materials and explanations from the interested parties above, the Third-Party Committee submitted to Nisshin Steel’s board of directors a report dated May 16, 2018, prior to discussion of the proposed resolution regarding the Share Exchange Agreement, that as to (i) above, the Share Exchange shall increase the corporate value of Nisshin Steel and thus the goal of the Share Exchange is rational, because it is expected that, in terms of pursuit of optimal production structures, reorganization of the corporate group businesses, and creation of intercompany policies, the Share Exchange will make it possible to provide a flexible, maneuverable response to changes in the business environment in a more speedy manner and the profit structure of the group’s stainless steel business is expected to improve after the integration of the stainless steel sheet business planned to take place after the Share Exchange (as defined 6.(2)(i)(b)); as to (ii) above, in the Share Exchange, Nisshin obtained a share exchange ratio valuation report from an independent third-party valuation organization, received advice from an external expert on the decision-making method and process regarding the Share Exchange, and has taken measures to avoid conflicts of interest, and thus, the Share Exchange is fair; as to (iii) above, there are no unreasonable points regarding the valuation method and process by an independent third-party valuation organization, and Nisshin Steel held substantive consultations and negotiations with NSSMC several times using such valuation results as a reference in order to determine the Share Exchange Ratio, and thus, the Share Exchange Ratio was fair and appropriate; and as to (iv) above, by comprehensively considering the foregoing, the Share Exchange was determined not disadvantageous to Nisshin Steel minority shareholders.

(4) Matters concerning the amount of the stated capital and reserves of NSSMC

The Company and NSSMC determined that the Share Exchange will increase the amounts of stated capital and reserves of NSSMC as follows:

(i) The amount of stated capital to be increased: 0 yen

(ii) The amount of capital reserves that will be increased: the minimum amount required by laws and regulations

(iii) The amount of retained earnings reserves to be increased: 0 yen

The above-mentioned amounts of the stated capital and reserves have been determined by taking into account the capital policies of NSSMC after the Share Exchange and other comprehensive conditions pursuant to mutual discussion between the Company and NSSMC and by complying with laws and regulations. Therefore, these amounts are considered to be appropriate.

4. References to Exchange Consideration

(1) Articles of Incorporation of NSSMC

The Articles of Incorporation of NSSMC can be found in Exhibit 1 “The Articles of Incorporation of Nippon Steel & Sumitomo Metal Corporation.” The Articles of Incorporation shown in Exhibit 1 is the current provisions of the Articles of Incorporation of NSSMC and, after the Share exchange, will be amended as shown in Exhibit 2 as of April 1, 2019, pursuant to the resolution of approval at the annual general meeting of shareholders of NSSMC held on June 26, 2018.

(2) Methods to Realize the Exchange Consideration

(i) Markets where the Exchange Consideration is Traded

Common shares of NSSMC are listed on and traded at the first section of TSE, the first section of the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Stock Exchange.

(ii) Persons who Provide Intermediary, Brokerage or Agency Services for the Transaction of Exchange Consideration

Each national or local securities firm provides intermediary, brokerage or agency services for the common shares of NSSMC.

(iii) Details of Restrictions on Disposal Including Transfer Restriction of Exchange Consideration

Not applicable.

(3) Market Price of Exchange Consideration

The change in market price of common shares of NSSMC for the past 6 months listed on the first section of TSE is as follows.

	May 2018	June		July		August		September		October
Highest price (JPY)	2,527	●	,●●●	●	,●●●	●	,●●●	●	,●●●	●	,●●●
Lowest price (JPY)	2,266	●	,●●●	●	,●●●	●	,●●●	●	,●●●	●	,●●●

Market prices and the change in market price of the common shares of NSSMC can be found by accessing the share price information, charts and others disclosed by Japan Exchange Group at the following website: http://www.jpx.co.jp/

(4) Details of the balance sheets of NSSMC for each business year within the past five years

NSSMC has filed its Annual Report for each business year pursuant to Article 24, Paragraph (1) of the Financial Instrument and Exchange Act.

5. Appropriateness of the Stock Option Provisions

Not applicable.

6. Financial Statements and other information

(1) NSSMC’s Financial Statements and Other Information Regarding the Most Recent Business Year

NSSMC’s financial statements and other information regarding the most recent business year (from April 1, 2017 to March 31, 2018) are presented on the website of the Company (http://www.nisshin-steel.co.jp/) pursuant to the laws and ordinances and Article 15 of the Articles of Incorporation of the Company.

(2) Events Having a Material Effect on the State of Company Assets Occurring after the Last Day of the Most Recent Business Year of the Company or NSSMC

(i) The Company

(a)	Nisshin Steel and NSSMC entered into the Share Exchange Agreement on May 16, 2018. The details of the Share Exchange Agreement are as described in “2. Details of the Share Exchange Agreement” above.

(b)

In order to maximize synergy in the NSSMC group’s stainless steel business at an early stage, Nisshin Steel, NSSMC, and Nippon Steel & Sumikin Stainless Steel Corporation (“NSSC”) resolved at their respective board of directors’ meetings held on May 16, 2018 that NSSC will assume part of the steel sheet business contained within the special stainless steel business (steel sheets, shaped steel) of NSSMC and the steel sheet business contained within the stainless steel business (steel sheets, steel pipes and tubes) of Nisshin Steel (the “Integration of Stainless Steel Sheet Business”) around April 1, 2019, after the Conversion into a Wholly Owned Subsidiary, resulting from the Share Exchange, and the three companies entered into a basic agreement regarding the Integration of Stainless Steel Sheet Business on May 16, 2018.

(ii) NSSMC

(a)	NSSMC and Nisshin Steel entered into the Share Exchange Agreement on May 16, 2018. The details of the Share Exchange Agreement are as described in “2. Details of the Share Exchange Agreement” above.

(b)

In order to maximize synergy in the NSSMC group’s stainless steel business at an early stage, NSSMC Nisshin Steel, and NSSC resolved at their respective board of directors’ meetings held on May 16, 2018 to implement the Integration of Stainless Steel Sheet Business, and the three companies entered into a basic agreement regarding the Integration of Stainless Steel Sheet Business on May 16, 2018.

(c)

On June 1, 2018, NSSMC made Ovako AB a wholly owned subsidiary (acquisition price 51.7 billion Yen). Ovako AB, with one of the biggest production capacity in Europe, is headquartered in Sweden and, manufactures and sells special steel mainly in the European market.

Exhibit 1

ARTICLES OF INCORPORATION

OF

NIPPON STEEL & SUMITOMO METAL CORPORATION

CHAPTER I

GENERAL PROVISIONS

Article 1.

The name of the Company shall be Shinnittetsu Sumikin Kabushiki Kaisha. It shall be written in English NIPPON STEEL & SUMITOMO METAL CORPORATION.

Article 2.

The objects of the Company shall be to carry on the following businesses:

(1)	manufacture and sale of iron and steel;

(2)	manufacture and sale of industrial machinery and facilities, steel structures, water supply related facilities, etc.;

(3)	contract work on civil engineering and construction, and design and supervision of construction of buildings;

(4)	manufacture and sale of chemical products, electronic components, etc.;

(5)	manufacture and sale of nonferrous metal, ceramics, carbon fibers, etc.;

(6)	engineering and consultation related to the use and development of computer systems;

(7)	freight transportation and warehousing;

(8)	supply of electric power, gas, heat and other energy;

(9)	disposal and recycling of waste;

(10)	trading, leasing and intermediation of real properties;

(11)	management of cultural, welfare, sport, training and other facilities; and

(12)	any and all other businesses incidental to the foregoing subparagraphs.

Article 3.

The Company shall have its principal office in Chiyoda-ku, Tokyo.

Article 4.

Public notices of the Company shall be given on the website. However, in cases where accidents or other unavoidable circumstances prevent the use of the website, they shall be given by inserting them in the Nihon Keizai Shimbun published in Tokyo.

CHAPTER II

SHARES

Article 5.

The total number of shares which the Company has authority to issue shall be 2,000,000,000.

Article 6.

1.	One hundred (100) shares of the Company shall constitute one (1) unit. A holder of one unit of shares shall have one vote at a general meeting of shareholders.

2.

A holder of shares constituting less than one (1) unit of shares (tangen) (hereinafter “less than one unit of shares”) of the Company may not exercise any rights other than those listed below with respect to such shares:

(1)	the rights listed in Article 189, Paragraph 2 of the Companies Act;

(2)	the right to be allotted shares and/or stock acquisition right which is offered by the Company to each shareholder in proportion to the number of shares held by such shareholder; and

(3)	the right set forth in the immediately subsequent paragraph.

3.

A holder of less than one unit of shares of the Company may require the Company to sell such number of shares that, combined with the less than one unit of shares held by such shareholder, constitute one unit of shares of the Company.

Article 7.

1.	The Company shall appoint a registration agent with respect to its shares.

2.	The registration agent and its place of business shall be designated by resolution of the Board of Directors and shall be notified publicly.

3.

The Company shall have its registration agent prepare, maintain, and administer the affairs related to, and the Company shall not for itself prepare, maintain, and administer the affairs related to, the Register of Shareholders and the Register of Stock Acquisition Rights.

Article 8.

Any matters relating to shares of the Company not provided for in the Articles of Incorporation shall be governed by the Regulations Relating to Shares prescribed by the Board of Directors.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 9.

The ordinary general meeting of shareholders of the Company shall be convened in June each year, and an extraordinary general meeting of shareholders shall be convened as the need arises.

Article 10.

Shareholders entitled to exercise the right at the ordinary general meeting of shareholders referred to in the preceding Article shall be those who are electronically recorded as having the voting rights in the latest Register of Shareholders of March 31 each year.

Article 11.

The general meeting of shareholders shall be convened and presided over by the Chairman or the President of the Company; provided, however, that in the case where the Chairman and the President of the Company are unable to act as such, one of the other Directors shall act in his or her place in accordance with a resolution by the Board of Directors.

Article 12.

1.

Resolution of the general meeting of shareholders shall be adopted by a majority vote of the shareholders present, unless otherwise provided for in the laws and regulations or the Articles of Incorporation.

2.

Resolution provided for in Article 309, Paragraph 2 of the Companies Act shall require the presence of the shareholders holding in the aggregate one third or more of the votes of the shareholders who are entitled to exercise their voting rights and the affirmative vote of two thirds or more of the votes of the shareholders present.

Article 13.

1.	Shareholders may exercise their rights to vote by appointing as proxy another shareholder of the Company who is entitled to exercise his or her voting rights.

2.

Any shareholder holding two or more voting rights who does not intend to exercise his or her voting rights in a uniform manner shall notify the Company in writing of such intention and the reason therefor at least three (3) days prior to the general meeting of shareholders.

Article 14.

The Company may, in convening a general meeting of shareholders, provide its shareholders with information required to be included or indicated in the reference materials for the general meeting of shareholders, the business report, the financial statements and consolidated financial statements by making such information available to shareholders electronically on the Internet in accordance with laws and regulations.

CHAPTER IV

DIRECTORS AND BOARD OF DIRECTORS

Article 15.

The Company shall have not more than twenty (20) Directors and a Board of Directors.

Article 16.

1.

Resolution of a general meeting of shareholders electing Directors shall require the presence of the shareholders holding in the aggregate one third or more of the votes of the shareholders who are entitled to exercise their voting rights and the affirmative vote of a majority of the votes of the shareholders present.

2.	Cumulative voting shall not be adopted for the election of Directors.

Article 17.

The term of office of a Director shall expire upon the conclusion of the next ordinary general meeting of shareholders convened following the assumption of office of such Director.

Article 18.

Any compensation, bonuses or any other financial benefits (collectively, the “Compensation”) payable to Directors by the Company in consideration for their performance of duties shall be determined by resolution of a general meeting of shareholders.

Article 19.

1.	The Board of Directors may, by resolution, appoint one (1) Chairman and one (1) President from among the Directors.

2.	The Board of Directors may, by resolution, appoint Vice Chairmen, Executive Vice Presidents and Managing Directors from among the Directors.

Article 20.

In convening a meeting of the Board of Directors, the notice to that effect shall be sent to each Director and each Audit & Supervisory Board Member at least three (3) days in advance of the date of such meeting; provided, however, that in the case of an emergency, this period may be shortened.

Article 21.

The meeting of the Board of Directors shall be convened and presided over by the Chairman or the President of the Company; provided, however, that in the case where the Chairman and the President of the Company are unable to act as such, one of the other Directors shall act in his or her place in accordance with a resolution of the Board of Directors.

Article 22.

In the event that a Director makes a proposal for an agenda item to be resolved at the Board of Directors and all Directors who are entitled to vote with respect to such item give consent in writing or electronically to such proposal, the Board of Directors shall be deemed to have approved by resolution such proposal, unless one or more Audit & Supervisory Board Members oppose such proposal.

Article 23.

1.	The Company may, by resolution of the Board of Directors, limit the liabilities of the Directors to the extent as provided in laws and regulations.

2.

The Company may, in accordance with laws and regulations, enter into an agreement with its Director (excluding Executive Directors and others) which limits the liability of such Director to the greater of an amount determined in advance by the Company which shall not be less than twenty million yen (¥20,000,000) and the sum of the amounts set forth in Article 425, Paragraph 1 of the Companies Act.

Article 24.

The Company may, where necessary, appoint Senior Advisors.

Article 25.

Any matters relating to the Board of Directors not provided for in the Articles of Incorporation shall be governed by the Regulations of the Board of Directors prescribed by the Board of Directors.

CHAPTER V

AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD

Article 26.

The Company shall have not more than seven (7) Audit & Supervisory Board Members and an Audit & Supervisory Board.

Article 27.

Resolution of a general meeting of shareholders electing Audit & Supervisory Board Members shall require the presence of the shareholders holding in the aggregate one third or more of the votes of the shareholders who are entitled to exercise their voting rights and the affirmative vote of a majority of the votes of the shareholders present.

Article 28.

The term of office of an Audit & Supervisory Board Member shall expire upon the conclusion of the ordinary general meeting of shareholders pertaining to the last business year which ends within four (4) years following the assumption of office of such Audit & Supervisory Board Member.

Article 29.

Any Compensation payable to Audit & Supervisory Board Members by the Company shall be determined by resolution of a general meeting of shareholders.

Article 30.

The Audit & Supervisory Board may, by resolution, elect Senior Audit & Supervisory Board Members from among the Audit & Supervisory Board Members.

Article 31.

In convening a meeting of the Audit & Supervisory Board, the notice to that effect shall be sent to each Audit & Supervisory Board Member at least three (3) days in advance of the date of such meeting; provided, however, that in the case of an emergency, this period may be shortened.

Article 32.

1.	The Company may, by resolution of the Board of Directors, limit the liabilities of the Audit & Supervisory Board Members to the extent as provided in laws and regulations.

2.

The Company may, in accordance with laws and regulations, enter into an agreement with its Audit & Supervisory Board Member which limits the liability of such Audit & Supervisory Board Member to the greater of an amount determined in advance by the Company which shall not be less than twenty million yen (¥20,000,000) and the sum of the amounts set forth in Article 425, Paragraph 1 of the Companies Act.

Article 33.

Any matters relating to the Audit & Supervisory Board not provided for in the Articles of Incorporation shall be governed by the Regulations of the Audit & Supervisory Board prescribed by the Audit & Supervisory Board.

CHAPTER VI

ACCOUNTING AUDITOR

Article 34.

The Company shall have an accounting auditor.

CHAPTER VII

ACCOUNTING AND OTHER MATTERS

Article 35.

The business year of the Company shall be from April 1 each year to March 31 of the following year.

Article 36.

The Company may, by resolution of the Board of Directors, decide such matters as listed in Article 459, Paragraph 1 of the Companies Act, including but not limited to, distribution of its surplus and acquisitions of its own shares.

Article 37.

The Company may distribute its surplus to the shareholders or registered pledgees registered in the latest Register of Shareholders as of March 31, September 30 and such other date as determined by the Board of Directors.

Article 38.

The Company shall be relieved of its liability to pay the money to be distributed upon expiration of three (3) years after the tender of such payment.

Exhibit 2

AMENDMENT TO ARTICLES OF INCORPORATION OF NSSMC

The current Articles of Incorporation of NSSMC and its amendment effective as of April 1, 2019 are as follows (provisions unrelated to the amendment are omitted):

(The underlined portions are proposed to be amended)

Current Articles of Incorporation	Proposed Amendments
Article 1. The name of the Company shall be Shinnittetsu Sumikin Kabushiki Kaisha. It shall be written in English NIPPON STEEL & SUMITOMO METAL CORPORATION.	Article 1. The name of the Company shall be Nippon Seitetsu Kabushiki Kaisha. It shall be written in English NIPPON STEEL CORPORATION.